SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 9)

U.S. XPRESS ENTERPRISES, INC.
__________________________________________________________________________________
(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
__________________________________________________________________________________
(Title of Class of Securities)

90338N202
__________________________________________________________________________________
(CUSIP Number)

Max L. Fuller
4080 Jenkins Road
Chattanooga, Tennessee
Telephone: (423) 510-3000
__________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Heidi Hornung-Scherr
Scudder Law Firm, P.C., L.L.O.
411 South 13th Street, 2nd Floor
Lincoln, NE 68508

March 23, 2023
__________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO.:  90338N202

1.	Names of Reporting Persons Max L. Fuller
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 10,599,969(1)
	8.	Shared Voting Power 13,113,164(2)
	9.	Sole Dispositive Power 679,711(3)
	10.	Shared Dispositive Power 9,920,258(4)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,981,195(5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 30.2%(6)
14.	Type of Reporting Person (See Instructions) IN

(1)
Includes (i) 121,692 shares of restricted Class A common stock held directly by Mr. Max Fuller, (ii) 99,396 shares of Class A common stock held directly by Mr. Max Fuller, (iii) 1,658,482 shares of Class A common stock held by Fuller Family Enterprises, LLC (“Fuller Family Enterprises”), over which Mr. Max Fuller and his wife, Ms. Janice Fuller, are the members and have shared dispositive power and Mr. Max Fuller has sole voting power, (iv) 58,645 options to purchase Class A common stock held directly by Mr. Max Fuller, (v) 399,978 shares of Class B common stock held directly by Mr. Max Fuller, (vi) 2,753,926 shares of Class B common stock held by FSBSPE 1, LLC (“FSBSPE 1”), a wholly owned subsidiary of Fuller Family Enterprises, (vii) 2,753,925 shares of Class B common stock held by FSBSPE 2, LLC (“FSBSPE 2”), a wholly owned subsidiary of Fuller Family Enterprises, and (viii) 2,753,925 shares of Class B common stock held by FSBSPE 3, LLC (“FSBSPE 3”), a wholly owned subsidiary of Fuller Family Enterprises.

(2)
Includes shares of Class B common stock subject to a voting agreement (the “Voting Agreement”) by and among Max L. Fuller, Janice Fuller, Fuller Family Enterprises, William Eric Fuller (“Eric Fuller”), Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller, Max Fuller Family Limited Partnership, Lisa M. Pate, Anna Marie Quinn 2012 Irrevocable Trust FBO Lisa M. Pate (the “Pate Trust”), and Quinn Family Partners, L.P. (“Quinn Family Partners” and together with the Pate Trust, the “Pate Entities”). FSBSPE 1, FSBSPE 2, and FSBSPE 3 joined the Voting Agreement on September 17, 2019. Under the Voting Agreement, each of Messrs. Eric Fuller and Max Fuller and Mses. Pate and Janice Fuller have granted a successor the right to exercise all of the voting and consent rights of all Class B common stock beneficially owned by him or her upon his or her death or incapacity. Mr. Eric Fuller and Ms. Janice Fuller have each initially designated Mr. Max Fuller as his or her proxy and Mr. Max Fuller and Ms. Pate have each initially designated Mr. Eric Fuller as his or her proxy, in each case, if and for so long as such person remains qualified. To be qualified to serve as a successor, the potential successor must both (i) be active in the management of U.S Xpress Enterprises, Inc. (the “Issuer”) or serving on the Issuer's Board of Directors at the time of and during the period of service as successor and (ii) own (or hold) shares of Class B common stock or be the beneficiary of a trust or other entity that holds Class B common stock on behalf of the potential successor at the time of and during the period of service as a successor. For each of Messrs. Eric Fuller and Max Fuller and Mses. Pate and Janice Fuller, if no successor is qualified at the time of death or incapacity, then there will be no successor under the Voting Agreement. Additionally, during the term of the Voting Agreement, any voting control Ms. Janice Fuller would otherwise have with respect to shares of Class B common stock covered by the Voting Agreement will be exercised by Mr. Max Fuller until his death or incapacity, and then will pass in the order of succession under the Voting Agreement. The Voting Agreement will continue in effect until the earliest of the following: (i) 15 years from the date of the Voting Agreement, (ii) none of Messrs. Eric Fuller and Max Fuller and Mses. Pate and Janice Fuller holds Class B common stock, (iii) at such time as no individual named as a successor is qualified to be a successor and (iv) the Voting Agreement is terminated by all parties to the Voting Agreement.

On March 23, 2023, Ms. Pate and the Pate Entities voluntarily converted all shares of Class B common stock held by them to an equal number of shares of Class A common stock. As only shares of Class B common stock are subject to the Voting Agreement, Ms. Pate and the Pate Entities no longer have any obligations under the Voting Agreement. Accordingly, Ms. Pate and the Pate Entities are no longer members of the Section 13(d) group in connection with the Voting Agreement and shall cease to be Reporting Persons immediately after the filing of this Amendment No. 9.

(3)
Includes (i) 121,692 shares of restricted Class A common stock held directly by Mr. Max Fuller, (ii) 99,396 shares of Class A common stock held directly by Mr. Max Fuller, (iii) 58,645 options to purchase Class A common stock held directly by Mr. Max Fuller, and (iv) 399,978 shares of Class B common stock held directly by Mr. Max Fuller.

(4)
Includes (i) 1,658,482 shares of Class A common stock held by Fuller Family Enterprises, (ii) 2,753,926 shares of Class B common stock held by FSBSPE 1, (iii) 2,753,925 shares of Class B common stock held by FSBSPE 2, and (iv) 2,753,925 shares of Class B common stock held by FSBSPE 3.

(5)
Includes shares of Class A and Class B common stock the Reporting Person may be deemed to beneficially own as part of a group in connection with the Voting Agreement. On March 23, 2023, Ms. Pate and the Pate Entities voluntarily converted all shares of Class B common stock held by them to an equal number of shares of Class A common stock. As only shares of Class B common stock are subject to the Voting Agreement, Ms. Pate and the Pate Entities no longer have any obligations under the Voting Agreement. Accordingly, Ms. Pate and the Pate Entities are no longer members of the Section 13(d) group in connection with the Voting Agreement and shall cease to be Reporting Persons immediately after the filing of this Amendment No. 9.

(6)
The Issuer has both Class A and Class B common stock.  The Class A common stock has one vote per share.  The Class B common stock has five votes per share while beneficially owned by Messrs. Max Fuller and Eric Fuller and Ms. Pate (collectively, the "Qualifying Stockholders") and certain trusts for the benefit of any of them or their family members or certain entities owned by any of them or their family members. A holder of Class B common stock may convert its Class B common stock into Class A common stock at any time at the ratio of one share of Class A common stock for each share of Class B common stock. Class B common stock immediately and automatically converts into an equal number of shares of Class A common stock if any person other than the Qualifying Stockholders (or certain trusts for the benefit of any of them or their family members or certain entities owned by any of them or their family members), obtains beneficial ownership of such shares. As reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on February 28, 2023, there were 36,106,925 shares of Class A common stock and 15,777,083 shares of Class B common stock outstanding as of February 17, 2023. Furthermore, collectively the parties to the Voting Agreement have (i) 581,702 shares of restricted Class A common stock, (ii) 252,171 options to purchase Class A common stock, and (iii) 119,994 shares of Class B common stock that were acquired from the vesting of Class B restricted stock units after February 17, 2023. Additionally, (i) 300,000 shares of Class B common stock sold by the Pate Trust on March 22, 2023 automatically converted to Class A common stock upon sale and (ii) Ms. Pate and the Pate Entities voluntarily converted 2,483,913 shares of Class B common stock to an equal number of shares of Class A common stock on March 23, 2023. As a result of the two-class structure, the aggregate amount of common stock beneficially owned by the Reporting Person represents approximately 65.0% of the voting power of all outstanding Issuer stock.

CUSIP NO.:  90338N202

1.	Names of Reporting Persons Janice Fuller
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0(1)
	8.	Shared Voting Power 0(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,913,527(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,981,195(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 30.2%(4)
14.	Type of Reporting Person (See Instructions) IN

(1)
In accordance with the operating agreements of Fuller Family Enterprises, FSBSPE 1, FSBSPE 2, and FSBSPE 3, Mr. Max Fuller has sole voting power with respect to the shares of common stock in Fuller Family Enterprises, FSBSPE 1, FSBSPE 2, and FSBSPE 3. In accordance with the trust documents of the Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller, Mr. Eric Fuller has sole voting power with respect to the shares of common stock in the Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller. Ms. Janice Fuller does not have any voting rights with respect to shares of common stock covered by the Voting Agreement.

(2)
Includes (i) 1,658,482 shares of Class A common stock held by Fuller Family Enterprises, (ii) 2,753,926 shares of Class B common stock held by FSBSPE 1, (iii) 2,753,925 shares of Class B common stock held by FSBSPE 2, (iv) 2,753,925 shares of Class B common stock held by FSBSPE 3, and (v) 1,993,269 shares of Class B common stock held by the Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller, over which Ms. Janice Fuller and her son, Mr. Eric Fuller, are the co-trustees and have shared dispositive power and Mr. Eric Fuller has sole voting power.

(3)
Includes shares of Class A and Class B common stock the Reporting Person may be deemed to beneficially own as part of a group in connection with the Voting Agreement. On March 23, 2023, Ms. Pate and the Pate Entities voluntarily converted all shares of Class B common stock held by them to an equal number of shares of Class A common stock. As only shares of Class B common stock are subject to the Voting Agreement, Ms. Pate and the Pate Entities no longer have any obligations under the Voting Agreement. Accordingly, Ms. Pate and the Pate Entities are no longer members of the Section 13(d) group in connection with the Voting Agreement and shall cease to be Reporting Persons immediately after the filing of this Amendment No. 9.

(4)
As reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on February 28, 2023, there were 36,106,925 shares of Class A common stock and 15,777,083 shares of Class B common stock outstanding as of February 17, 2023. Furthermore, collectively the parties to the Voting Agreement have (i) 581,702 shares of restricted Class A common stock, (ii) 252,171 options to purchase Class A common stock, and (iii) 119,994 shares of Class B common stock that were acquired from the vesting of Class B restricted stock units after February 17, 2023. Additionally, (i) 300,000 shares of Class B common stock sold by the Pate Trust on March 22, 2023 automatically converted to an equal number of Class A common stock upon sale and (ii) Ms. Pate and the Pate Entities voluntarily converted 2,483,913 shares of Class B common stock to shares to an equal number of Class A common stock on March 23, 2023. As a result of the two-class structure, the aggregate amount of common stock beneficially owned by the Reporting Person represents approximately 65.0% of the voting power of all outstanding Issuer stock.

CUSIP NO.:  90338N202

1.	Names of Reporting Persons Fuller Family Enterprises, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Nevada
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 9,920,258(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 9,920,258(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,981,195(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 30.2%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)
Includes (i) 1,658,482 shares of Class A common stock held by Fuller Family Enterprises, (ii) 2,753,926 shares of Class B common stock held by FSBSPE 1, (iii) 2,753,925 shares of Class B common stock held by FSBSPE 2, and (iv) 2,753,925 shares of Class B common stock held by FSBSPE 3.

(2)
Includes shares of Class A and Class B common stock the Reporting Person may be deemed to beneficially own as part of a group in connection with the Voting Agreement. On March 23, 2023, Ms. Pate and the Pate Entities voluntarily converted all shares of Class B common stock held by them to an equal number of shares of Class A common stock. As only shares of Class B common stock are subject to the Voting Agreement, Ms. Pate and the Pate Entities no longer have any obligations under the Voting Agreement. Accordingly, Ms. Pate and the Pate Entities are no longer members of the Section 13(d) group in connection with the Voting Agreement and shall cease to be Reporting Persons immediately after the filing of this Amendment No. 9.

(3)
As reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on February 28, 2023, there were 36,106,925 shares of Class A common stock and 15,777,083 shares of Class B common stock outstanding as of February 17, 2023. Furthermore, collectively the parties to the Voting Agreement have (i) 581,702 shares of restricted Class A common stock, (ii) 252,171 options to purchase Class A common stock, and (iii) 119,994 shares of Class B common stock that were acquired from the vesting of Class B restricted stock units after February 17, 2023. Additionally, (i) 300,000 shares of Class B common stock sold by the Pate Trust on March 22, 2023 automatically converted to Class A common stock upon sale and (ii) Ms. Pate and the Pate Entities voluntarily converted 2,483,913 shares of Class B common stock to an equal number of shares of Class A common stock on March 23, 2023. As a result of the two-class structure, the aggregate amount of common stock beneficially owned by the Reporting Person represents approximately 65.0% of the voting power of all outstanding Issuer stock.

CUSIP NO.:  90338N202

1.	Names of Reporting Persons FSBSPE 1, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Nevada
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 2,753,926
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,753,926
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,981,195(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 30.2%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)
Includes shares of Class A and Class B common stock the Reporting Person may be deemed to beneficially own as part of a group in connection with the Voting Agreement. On March 23, 2023, Ms. Pate and the Pate Entities voluntarily converted all shares of Class B common stock held by them to an equal number of shares of Class A common stock. As only shares of Class B common stock are subject to the Voting Agreement, Ms. Pate and the Pate Entities no longer have any obligations under the Voting Agreement. Accordingly, Ms. Pate and the Pate Entities are no longer members of the Section 13(d) group in connection with the Voting Agreement and shall cease to be Reporting Persons immediately after the filing of this Amendment No. 9.

(2)
As reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on February 28, 2023, there were 36,106,925 shares of Class A common stock and 15,777,083 shares of Class B common stock outstanding as of February 17, 2023. Furthermore, collectively the parties to the Voting Agreement have (i) 581,702 shares of restricted Class A common stock, (ii) 252,171 options to purchase Class A common stock, and (iii) 119,994 shares of Class B common stock that were acquired from the vesting of Class B restricted stock units after February 17, 2023. Additionally, (i) 300,000 shares of Class B common stock sold by the Pate Trust on March 22, 2023 automatically converted to Class A common stock upon sale and (ii) Ms. Pate and the Pate Entities voluntarily converted 2,483,913 shares of Class B common stock to an equal number of shares of Class A common stock on March 23, 2023. As a result of the two-class structure, the aggregate amount of common stock beneficially owned by the Reporting Person represents approximately 65.0% of the voting power of all outstanding Issuer stock.

CUSIP NO.:  90338N202

1.	Names of Reporting Persons FSBSPE 2, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Nevada
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 2,753,925
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,753,925
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,981,195(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 30.2%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)
Includes shares of Class A and Class B common stock the Reporting Person may be deemed to beneficially own as part of a group in connection with the Voting Agreement. On March 23, 2023, Ms. Pate and the Pate Entities voluntarily converted all shares of Class B common stock held by them to an equal number of shares of Class A common stock. As only shares of Class B common stock are subject to the Voting Agreement, Ms. Pate and the Pate Entities no longer have any obligations under the Voting Agreement. Accordingly, Ms. Pate and the Pate Entities are no longer members of the Section 13(d) group in connection with the Voting Agreement and shall cease to be Reporting Persons immediately after the filing of this Amendment No. 9.

(2)
As reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on February 28, 2023, there were 36,106,925 shares of Class A common stock and 15,777,083 shares of Class B common stock outstanding as of February 17, 2023. Furthermore, collectively the parties to the Voting Agreement have (i) 581,702 shares of restricted Class A common stock, (ii) 252,171 options to purchase Class A common stock, and (iii) 119,994 shares of Class B common stock that were acquired from the vesting of Class B restricted stock units after February 17, 2023. Additionally, (i) 300,000 shares of Class B common stock sold by the Pate Trust on March 22, 2023 automatically converted to Class A common stock upon sale and (ii) Ms. Pate and the Pate Entities voluntarily converted 2,483,913 shares of Class B common stock to an equal number of shares of Class A common stock on March 23, 2023. As a result of the two-class structure, the aggregate amount of common stock beneficially owned by the Reporting Person represents approximately 65.0% of the voting power of all outstanding Issuer stock.

CUSIP NO.:  90338N202

1.	Names of Reporting Persons FSBSPE 3, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Nevada
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 2,753,925
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,753,925
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,981,195(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 30.2%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)
Includes shares of Class A and Class B common stock the Reporting Person may be deemed to beneficially own as part of a group in connection with the Voting Agreement. On March 23, 2023, Ms. Pate and the Pate Entities voluntarily converted all shares of Class B common stock held by them to an equal number of shares of Class A common stock. As only shares of Class B common stock are subject to the Voting Agreement, Ms. Pate and the Pate Entities no longer have any obligations under the Voting Agreement. Accordingly, Ms. Pate and the Pate Entities are no longer members of the Section 13(d) group in connection with the Voting Agreement and shall cease to be Reporting Persons immediately after the filing of this Amendment No. 9.

(2)
As reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on February 28, 2023, there were 36,106,925 shares of Class A common stock and 15,777,083 shares of Class B common stock outstanding as of February 17, 2023. Furthermore, collectively the parties to the Voting Agreement have (i) 581,702 shares of restricted Class A common stock, (ii) 252,171 options to purchase Class A common stock, and (iii) 119,994 shares of Class B common stock that were acquired from the vesting of Class B restricted stock units after February 17, 2023. Additionally, (i) 300,000 shares of Class B common stock sold by the Pate Trust on March 22, 2023 automatically converted to Class A common stock upon sale and (ii) Ms. Pate and the Pate Entities voluntarily converted 2,483,913 shares of Class B common stock to an equal number of shares of Class A common stock on March 23, 2023. As a result of the two-class structure, the aggregate amount of common stock beneficially owned by the Reporting Person represents approximately 65.0% of the voting power of all outstanding Issuer stock.

CUSIP NO.:  90338N202

1.	Names of Reporting Persons William Eric Fuller
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 5,381,226(1)
	8.	Shared Voting Power 13,113,164(2)
	9.	Sole Dispositive Power 3,387,957(3)
	10.	Shared Dispositive Power 1,993,269(4)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,981,195(5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 30.2%(6)
14.	Type of Reporting Person (See Instructions) IN

(1)
Includes (i) 460,010 shares of restricted Class A common stock held directly by Mr. Eric Fuller, (ii) 276,280 shares of Class A common stock held directly by Mr. Eric Fuller, (iii) 193,526 options to purchase Class A common stock held directly by Mr. Eric Fuller, (iv) 848,528 shares of Class B common stock held directly by Mr. Eric Fuller, (v) 1,993,269 shares of Class B common stock held by the Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller, and (vi) 1,609,613 shares of Class B common stock held by the Max Fuller Family Limited Partnership, over which Mr. Eric Fuller serves as the managing general partner and has sole voting and dispositive power.

(2)	Includes shares Class B common stock subject to the Voting Agreement.

(3)
Includes (i) 460,010 shares of restricted Class A common stock held directly by Mr. Eric Fuller, (ii) 276,280 shares of Class A common stock held directly by Mr. Eric Fuller, (iii) 193,526 options to purchase Class A common stock held directly by Mr. Eric Fuller, (iv) 848,528 shares of Class B common stock held directly by Mr. Eric Fuller, and (v) 1,609,613 shares of Class B common stock held by the Max Fuller Family Limited Partnership.

(4)	Includes 1,993,269 shares of Class B common stock held by the Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller.

(5)
Includes shares of Class A and Class B common stock the Reporting Person may be deemed to beneficially own as part of a group in connection with the Voting Agreement. On March 23, 2023, Ms. Pate and the Pate Entities voluntarily converted all shares of Class B common stock held by them to an equal number of shares of Class A common stock. As only shares of Class B common stock are subject to the Voting Agreement, Ms. Pate and the Pate Entities no longer have any obligations under the Voting Agreement. Accordingly, Ms. Pate and the Pate Entities are no longer members of the Section 13(d) group in connection with the Voting Agreement and shall cease to be Reporting Persons immediately after the filing of this Amendment No. 9.

(6)
As reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on February 28, 2023, there were 36,106,925 shares of Class A common stock and 15,777,083 shares of Class B common stock outstanding as of February 17, 2023. Furthermore, collectively the parties to the Voting Agreement have (i) 581,702 shares of restricted Class A common stock, (ii) 252,171 options to purchase Class A common stock, and (iii) 119,994 shares of Class B common stock that were acquired from the vesting of Class B restricted stock units after February 17, 2023. Additionally, (i) 300,000 shares of Class B common stock sold by the Pate Trust on March 22, 2023 automatically converted to Class A common stock upon sale and (ii) Ms. Pate and the Pate Entities voluntarily converted 2,483,913 shares of Class B common stock to an equal number of shares of Class A common stock on March 23, 2023. As a result of the two-class structure, the aggregate amount of common stock beneficially owned by the Reporting Person represents approximately 65.0% of the voting power of all outstanding Issuer stock.

CUSIP NO.:  90338N202

1.	Names of Reporting Persons Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Tennessee
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 1,993,269
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,993,269
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,981,195(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 30.2%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)
Includes shares of Class A and Class B common stock the Reporting Person may be deemed to beneficially own as part of a group in connection with the Voting Agreement. On March 23, 2023, Ms. Pate and the Pate Entities voluntarily converted all shares of Class B common stock held by them to an equal number of shares of Class A common stock. As only shares of Class B common stock are subject to the Voting Agreement, Ms. Pate and the Pate Entities no longer have any obligations under the Voting Agreement. Accordingly, Ms. Pate and the Pate Entities are no longer members of the Section 13(d) group in connection with the Voting Agreement and shall cease to be Reporting Persons immediately after the filing of this Amendment No. 9.

(2)
As reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on February 28, 2023, there were 36,106,925 shares of Class A common stock and 15,777,083 shares of Class B common stock outstanding as of February 17, 2023. Furthermore, collectively the parties to the Voting Agreement have (i) 581,702 shares of restricted Class A common stock, (ii) 252,171 options to purchase Class A common stock, and (iii) 119,994 shares of Class B common stock that were acquired from the vesting of Class B restricted stock units after February 17, 2023. Additionally, (i) 300,000 shares of Class B common stock sold by the Pate Trust on March 22, 2023 automatically converted to Class A common stock upon sale and (ii) Ms. Pate and the Pate Entities voluntarily converted 2,483,913 shares of Class B common stock to an equal number of shares of Class A common stock on March 23, 2023. As a result of the two-class structure, the aggregate amount of common stock beneficially owned by the Reporting Person represents approximately 65.0% of the voting power of all outstanding Issuer stock.

CUSIP NO.:  90338N202

1.	Names of Reporting Persons Max Fuller Family Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Nevada
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 1,609,613
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,609,613
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,981,195(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 30.2%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)
Includes shares of Class A and Class B common stock the Reporting Person may be deemed to beneficially own as part of a group in connection with the Voting Agreement. On March 23, 2023, Ms. Pate and the Pate Entities voluntarily converted all shares of Class B common stock held by them to an equal number of shares of Class A common stock. As only shares of Class B common stock are subject to the Voting Agreement, Ms. Pate and the Pate Entities no longer have any obligations under the Voting Agreement. Accordingly, Ms. Pate and the Pate Entities are no longer members of the Section 13(d) group in connection with the Voting Agreement and shall cease to be Reporting Persons immediately after the filing of this Amendment No. 9.

(2)
As reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on February 28, 2023, there were 36,106,925 shares of Class A common stock and 15,777,083 shares of Class B common stock outstanding as of February 17, 2023. Furthermore, collectively the parties to the Voting Agreement have (i) 581,702 shares of restricted Class A common stock, (ii) 252,171 options to purchase Class A common stock, and (iii) 119,994 shares of Class B common stock that were acquired from the vesting of Class B restricted stock units after February 17, 2023. Additionally, (i) 300,000 shares of Class B common stock sold by the Pate Trust on March 22, 2023 automatically converted to Class A common stock upon sale and (ii) Ms. Pate and the Pate Entities voluntarily converted 2,483,913 shares of Class B common stock to an equal number of shares of Class A common stock on March 23, 2023. As a result of the two-class structure, the aggregate amount of common stock beneficially owned by the Reporting Person represents approximately 65.0% of the voting power of all outstanding Issuer stock.

CUSIP NO.:  90338N202

1.	Names of Reporting Persons Lisa M. Pate
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 2,569,832(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,569,832(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,569,832(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 6.6%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)
Includes (i) 405,913 shares of Class A common stock held directly by Ms. Pate, (ii) 2,013,914 shares of Class A common stock held by the Pate Trust, over which Ms. Pate serves as the sole trustee and has sole voting and dispositive power, and (iii) 150,005 shares of Class A common stock held by Quinn Family Partners, over which Ms. Pate serves as the managing general partner and has sole voting and dispositive power.

(2)
Includes shares of Class A common stock held by Ms. Pate and the Pate Entities. On March 23, 2023, Ms. Pate and the Pate Entities voluntarily converted all shares of Class B common stock held by them to an equal number of shares of Class A common stock. As only shares of Class B common stock are subject to the Voting Agreement, Ms. Pate and the Pate Entities no longer have any obligations under the Voting Agreement. Accordingly, Ms. Pate and the Pate Entities are no longer members of the Section 13(d) group in connection with the Voting Agreement and shall cease to be Reporting Persons immediately after the filing of this Amendment No. 9.

(3)
As reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on February 28, 2023, there were 36,106,925 shares of Class A common stock as of February 17, 2023. Additionally, (i) 300,000 shares of Class B common stock sold by the Pate Trust on March 22, 2023 automatically converted to Class A common stock upon sale and (ii) Ms. Pate and the Pate Entities voluntarily converted 2,483,913 shares of Class B common stock to an equal number of shares of Class A common stock on March 23, 2023.

CUSIP NO.:  90338N202

1.	Names of Reporting Persons Anna Marie Quinn 2012 Irrevocable Trust FBO Lisa M. Pate
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Tennessee
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 2,013,914
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,013,914
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,013,914(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 5.2%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)
Includes shares of Class A common stock held by the Pate Trust. On March 23, 2023, Ms. Pate and the Pate Entities voluntarily converted all shares of Class B common stock held by them to an equal number of shares of Class A common stock. As only shares of Class B common stock are subject to the Voting Agreement, Ms. Pate and the Pate Entities no longer have any obligations under the Voting Agreement. Accordingly, Ms. Pate and the Pate Entities are no longer members of the Section 13(d) group in connection with the Voting Agreement and shall cease to be Reporting Persons immediately after the filing of this Amendment No. 9.

(2)
As reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on February 28, 2023, there were 36,106,925 shares of Class A common stock as of February 17, 2023. Additionally, (i) 300,000 shares of Class B common stock sold by the Pate Trust on March 22, 2023 automatically converted to Class A common stock upon sale and (ii) Ms. Pate and the Pate Entities voluntarily converted 2,483,913 shares of Class B common stock to an equal number of shares of Class A common stock on March 23, 2023.

CUSIP NO.:  90338N202

1.	Names of Reporting Persons Quinn Family Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Nevada
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 150,005
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 150,005
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 150,005(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 0.4%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)
Includes shares of Class A common stock held by Quinn Family Partners. On March 23, 2023, Ms. Pate and the Pate Entities voluntarily converted all shares of Class B common stock held by them to an equal number of shares of Class A common stock. As only shares of Class B common stock are subject to the Voting Agreement, Ms. Pate and the Pate Entities no longer have any obligations under the Voting Agreement. Accordingly, Ms. Pate and the Pate Entities are no longer members of the Section 13(d) group in connection with the Voting Agreement and shall cease to be Reporting Persons immediately after the filing of this Amendment No. 9.

(2)
As reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on February 28, 2023, there were 36,106,925 shares of Class A common stock as of February 17, 2023. Additionally, (i) 300,000 shares of Class B common stock sold by the Pate Trust on March 22, 2023 automatically converted to Class A common stock upon sale and (ii) Ms. Pate and the Pate Entities voluntarily converted 2,483,913 shares of Class B common stock to an equal number of shares of Class A common stock on March 23, 2023.

Item 1.	Security and Issuer.

This Amendment No. 9 (this “Amendment No 9”) to the statement on Schedule 13D filed with the Securities and Exchange Commission on July 26, 2018 (the “Original Statement”), as amended by Amendment No. 1 to the Original Statement filed on February 22, 2019, Amendment No. 2 to the Original Statement filed on May 9, 2019, Amendment No. 3 to the Original Statement filed on May 31, 2019, Amendment No. 4 to the Original Statement filed on June 4, 2019, Amendment No. 5 to the Original Statement filed on September 19, 2019, Amendment No. 6 to the Original Statement filed on May 15, 2020, Amendment No. 7 to the Original Statement filed on May 24, 2022, and Amendment No. 8 to the Original Statement filed on May 23, 2022, relates to the Class A common stock, par value $0.01 per share, of U.S. Xpress Enterprises Inc., a Nevada corporation. The principal executive offices of the Issuer are located at 4080 Jenkins Road, Chattanooga, TN 37421. Information contained in the Original Statement, as amended, remains effective except to the extent that it is amended, restated, supplemented, or superseded by the information contained in this Amendment.

Item 2.	Identity and Background.

Item 2 of the Original Statement, as amended, is hereby amended and supplemented by adding the following information:

On March 23, 2023, Ms. Pate and the Pate Entities voluntarily converted all shares of Class B common stock held by them to an equal number of shares of Class A common stock. As only shares of Class B common stock are subject to the Voting Agreement, Ms. Pate and the Pate Entities no longer have any obligations under the Voting Agreement. Accordingly, Ms. Pate and the Pate Entities are no longer members of the Section 13(d) group in connection with the Voting Agreement and shall cease to be Reporting Persons immediately after the filing of this Amendment No. 9. Ms. Pate and the Pate Entities will file statements on Schedule 13G with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. Mr. Max Fuller, Ms. Janice Fuller, Fuller Family Enterprises, FSBSPE 1, FSBSPE 2, FSBSPE 3, Mr. Eric Fuller, the Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller, and the Max Fuller Family Limited Partnership (collectively, the “Remaining Reporting Persons”) will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. Each of the Remaining Reporting Persons is party to the Joint Filing Agreement filed as Exhibit 99.1 hereto.

Item 4.	Purpose of Transaction.

Item 4 of the Original Statement, as amended, is hereby amended and supplemented to incorporate by reference the information in Item 2 of this Amendment.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Statement, as amended, is hereby amended and supplemented by adding the following information:

(a) – (b)

Based upon the number of shares reported as outstanding as of February 17, 2023 in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on February 28, 2023 and including the restricted Class A common stock, exercisable options to purchase Class A common stock, shares of Class B common stock that were acquired from the vesting of Class B restricted stock units after February 17, 2023 held by the Remaining Reporting Persons, there are 52,837,875(1) shares of Class A and Class B common stock outstanding.  As of the date hereof, the Remaining Reporting Persons may be deemed to be the beneficial owners (pursuant to Rule 13d-3) of an aggregate of 15,981,195(2) shares of the Issuer's common stock, representing approximately 30.2%(3) of the issued and outstanding shares of common stock of the Issuer.  The filing of this Amendment shall not be construed as an admission that any Reporting Person is, for purposes of sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Amendment.

Included in the aggregate amount of common stock beneficially owned by Mr. Max Fuller are (i) 121,692 shares of restricted Class A common stock held directly by Mr. Max Fuller, (ii) 99,396 shares of Class A common stock held directly by Mr. Max Fuller, (iii) 1,658,482 shares of Class A common stock held by Fuller Family Enterprises, over which Mr. Max Fuller and his wife, Ms. Janice Fuller, are the members and have shared dispositive power and Mr. Max Fuller has sole voting power, (iv) 58,645 options to purchase Class A common stock held directly by Mr. Max Fuller, (v) 399,978 shares of Class B common stock held directly by Mr. Max Fuller, (vi) 2,753,926 shares of Class B common stock held by FSBSPE 1, (vii) 2,753,925 shares of Class B common stock held by FSBSPE 2, and (viii) 2,753,925 shares of Class B common stock held by FSBSPE 3.

Included in the aggregate amount of common stock beneficially owned by Ms. Janice Fuller are (i) 1,658,482 shares of Class A common stock held by Fuller Family Enterprises, (ii) 2,753,926 shares of Class B common stock held by FSBSPE 1, (iii) 2,753,925 shares of Class B common stock held by FSBSPE 2, (iv) 2,753,925 shares of Class B common stock held by FSBSPE 3, and (vi) 1,993,269 shares of Class B common stock held by the Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller, over which Ms. Janice Fuller and her son, Mr. Eric Fuller, are the co-trustees and have shared dispositive power and Mr. Eric Fuller has sole voting power.

Included in the aggregate amount of common stock beneficially owned by Fuller Family Enterprises are (i) 1,658,482 shares of Class A common stock held by Fuller Family Enterprises, (ii) 2,753,926 shares of Class B common stock held by FSBSPE 1, (iii) 2,753,925 shares of Class B common stock held by FSBSPE 2, and (iv) 2,753,925 shares of Class B common stock held by FSBSPE 3.

Included in the aggregate amount of common stock beneficially owned by FSBSPE 1 are 2,753,926 shares of Class B common stock held by FSBSPE 1.

Included in the aggregate amount of common stock beneficially owned by FSBSPE 2 are 2,753,925 shares of Class B common stock held by FSBSPE 2.

Included in the aggregate amount of common stock beneficially owned by FSBSPE 3 are 2,753,925 shares of Class B common stock held by FSBSPE 3.

Included in the aggregate amount of common stock beneficially owned by Mr. Eric Fuller are (i) 460,010 shares of restricted Class A common stock held directly by Mr. Eric Fuller, (ii) 276,280 shares of Class A common stock held directly by Mr. Eric Fuller, (iii) 193,526 options to purchase Class A common stock held directly by Mr. Eric Fuller, (iv) 848,528 shares of Class B common stock held directly by Mr. Eric Fuller, (v) 1,993,269 shares of Class B common stock held by the Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller, and (vi 1,609,613 shares of Class B common stock held by the Max Fuller Family Limited Partnership, over which Mr. Eric Fuller serves as the managing general partner and has sole voting and dispositive power.

Included in the aggregate amount of common stock beneficially owned by Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller are 1,993,269 shares of Class B common stock held by the Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller.

Included in the aggregate amount of common stock beneficially owned by Max Fuller Family Limited Partnership are 1,609,613 shares of Class B common stock held by the Max Fuller Family Limited Partnership.

As of the date hereof, Ms. Pate may be deemed to be the beneficial owner of an aggregate of 2,569,832 shares of the Issuer's Class A common stock, representing approximately 6.6%(4) of the issued and outstanding shares of Class A common stock of the Issuer. Included in the aggregate amount of common stock beneficially owned by Ms. Pate are (i) 405,913 shares of Class A common stock held directly by Ms. Pate, (ii) 2,013,914 shares of Class A common stock held by the Pate Trust, over which Ms. Pate serves as the sole trustee and has sole voting and dispositive power, and (iii) 150,005 shares of Class A common stock held by Quinn Family Partners, over which Ms. Pate serves as the managing general partner and has sole voting and dispositive power.

As of the date hereof, the Pate Trust is the beneficial owner of 2,013,914 shares of the Issuer's Class A common stock, representing approximately 5.2%(4) of the issued and outstanding shares of Class A common stock common stock of the Issuer.

As of the date hereof, the Quinn Family Partners is the beneficial owner of 150,005 shares of the Issuer's Class A common stock, representing approximately 0.4%(4) of the issued and outstanding shares of Class A common stock common stock of the Issuer.

1.
The Issuer has both Class A and Class B common stock.  The Class A common stock has one vote per share.  The Class B common stock has five votes per share while beneficially owned by the Qualifying Stockholders and certain trusts for the benefit of any of them or their family members or certain entities owned by any of them or their family members. A holder of Class B common stock may convert its Class B common stock into Class A common stock at any time at the ratio of one share of Class A common stock for each share of Class B common stock. Class B common stock immediately and automatically converts into an equal number of shares of Class A common stock if any person other than the Qualifying Stockholders (or certain trusts for the benefit of any of them or their family members or certain entities owned by any of them or their family members), obtains beneficial ownership of such shares. As reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on February 28, 2023, there were 36,106,925 shares of Class A common stock and 15,777,083 shares of Class B common stock outstanding as of February 17, 2023. Furthermore, collectively the parties to the Voting Agreement have (i) 581,702 shares of restricted Class A common stock, (ii) 252,171 options to purchase Class A common stock, and (iii) 119,994 shares of Class B common stock that were acquired from the vesting of Class B restricted stock units after February 17, 2023. Additionally, (i) 300,000 shares of Class B common stock sold by the Pate Trust on March 22, 2023 automatically converted to Class A common stock upon sale and (ii) Ms. Pate and the Pate Entities voluntarily converted 2,483,913 shares of Class B common stock to an equal number of shares of Class A common stock on March 23, 2023.

2.
Includes shares of Class A and Class B common stock the Remaining Reporting Person may be deemed to beneficially own as part of a group in connection with the Voting Agreement. Under the Voting Agreement, each of Messrs. Eric Fuller and Max Fuller and Mses. Pate and Janice Fuller have granted a successor the right to exercise all of the voting and consent rights of all Class B common stock beneficially owned by him or her upon his or her death or incapacity. Mr. Eric Fuller and Ms. Janice Fuller have each initially designated Mr. Max Fuller as his or her proxy and Mr. Max Fuller and Ms. Pate have each initially designated Mr. Eric Fuller as his or her proxy, in each case, if and for so long as such person remains qualified. To be qualified to serve as a successor, the potential successor must both (i) be active in the management of the Issuer or serving on the Issuer's Board of Directors at the time of and during the period of service as successor and (ii) own (or hold) shares of Class B common stock or be the beneficiary of a trust or other entity that holds Class B common stock on behalf of the potential successor at the time of and during the period of service as a successor. For each of Messrs. Eric Fuller and Max Fuller and Mses. Pate and Janice Fuller, if no successor is qualified at the time of death or incapacity, then there will be no successor under the Voting Agreement. Additionally, during the term of the Voting Agreement, any voting control Ms. Janice Fuller would otherwise have with respect to shares of Class B common stock covered by the Voting Agreement will be exercised by Mr. Max Fuller until his death or incapacity, and then will pass in the order of succession under the Voting Agreement. The Voting Agreement will continue in effect until the earliest of the following: (i) 15 years from the date of the Voting Agreement, (ii) none of Messrs. Eric Fuller and Max Fuller and Mses. Pate and Janice Fuller holds Class B common stock, (iii) at such time as no individual named as a successor is qualified to be a successor and (iv) the Voting Agreement is terminated by all parties to the Voting Agreement.

On March 23, 2023, Ms. Pate and the Pate Entities voluntarily converted all shares of Class B common stock held by them to an equal number of shares of Class A common stock. As only shares of Class B common stock are subject to the Voting Agreement, Ms. Pate and the Pate Entities no longer have any obligations under the Voting Agreement. Accordingly, Ms. Pate and the Pate Entities are no longer members of the Section 13(d) group in connection with the Voting Agreement and shall cease to be Reporting Persons immediately after the filing of this Amendment No. 9.

3.
As reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on February 28, 2023, there were 36,106,925 shares of Class A common stock and 15,777,083 shares of Class B common stock outstanding as of February 17, 2023. Furthermore, collectively the parties to the Voting Agreement have (i) 581,702 shares of restricted Class A common stock, (ii) 252,171 options to purchase Class A common stock, and (iii) 119,994 shares of Class B common stock that were acquired from the vesting of Class B restricted stock units after February 17, 2023. Additionally, (i) 300,000 shares of Class B common stock sold by the Pate Trust on March 22, 2023 automatically converted to Class A common stock upon sale and (ii) Ms. Pate and the Pate Entities voluntarily converted 2,483,913 shares of Class B common stock to an equal number of shares of Class A common stock on March 23, 2023. As a result of the two-class structure, the aggregate amount of common stock beneficially owned by the Remaining Reporting Person represents approximately 65.0% of the voting power of all outstanding Issuer stock.

4.
As reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on February 28, 2023, there were 36,106,925 shares of Class A common stock as of February 17, 2023. Additionally, (i) 300,000 shares of Class B common stock sold by the Pate Trust on March 22, 2023 automatically converted to Class A common stock upon sale and (ii) Ms. Pate and the Pate Entities voluntarily converted 2,483,913 shares of Class B common stock to an equal number of shares of Class A common stock on March 23, 2023.

(c) No transactions in the Issuer's common stock were effected by the Reporting Persons since the filing of Amendment No. 8 to the Original Statement, except for (i) on March 23, 2023, Ms. Pate voluntarily converted all 319,994 shares of Class B common stock held by her to an equal number of shares of Class A common stock, (ii) on March 23, 2023, the Pate Trust voluntarily converted all 2,013,914 shares of Class B common stock held by it to an equal number of shares of Class A common stock, and (iii) on March 23, 2023, Quinn Family Partners voluntarily converted all 150,005 shares of Class B common stock held by it to an equal number of shares of Class A common stock (collectively with parts (i) and (ii) of this sentence, the “Conversions”) The Conversions did not involve any consideration.

  (d)             Not applicable

(e) Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Statement, as amended, is hereby amended and supplemented to incorporate by reference the information in Item 2 of this Amendment.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated March 24, 2023, by and among the Remaining Reporting Persons

Exhibit 99.2	Power of Attorney of Max L. Fuller (incorporated by reference to Exhibit 99.2 of the Schedule 13D filed with the Securities and Exchange Commission on July 26, 2018)

Exhibit 99.3	Power of Attorney of Janice Fuller (incorporated by reference to Exhibit 99.3 of the Schedule 13D filed with the Securities and Exchange Commission on July 26, 2018)

Exhibit 99.4	Power of Attorney of Fuller Family Enterprises, LLC (incorporated by reference to Exhibit 99.4 of the Schedule 13D filed with the Securities and Exchange Commission on July 26, 2018)

Exhibit 99.5	Power of Attorney of William Eric Fuller (incorporated by reference to Exhibit 99.5 of the Schedule 13D filed with the Securities and Exchange Commission on July 26, 2018)

Exhibit 99.6
Power of Attorney of Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller (incorporated by reference to Exhibit 99.6 of the Schedule 13D filed with the Securities and Exchange Commission on July 26, 2018)

Exhibit 99.7	Power of Attorney of Max Fuller Family Limited Partnership (incorporated by reference to Exhibit 99.7 of the Schedule 13D filed with the Securities and Exchange Commission on July 26, 2018)

Exhibit 99.8	Power of Attorney of Lisa M. Pate (incorporated by reference to Exhibit 99.8 of the Schedule 13D filed with the Securities and Exchange Commission on July 26, 2018)

Exhibit 99.9
Power of Attorney of Anna Marie Quinn 2012 Irrevocable Trust FBO Lisa M. Pate (incorporated by reference to Exhibit 99.9 of the Schedule 13D filed with the Securities and Exchange Commission on July 26, 2018)

Exhibit 99.10	Power of Attorney of Quinn Family Partners, L.P. (incorporated by reference to Exhibit 99.10 of the Schedule 13D filed with the Securities and Exchange Commission on July 26, 2018)

Exhibit 99.11
Voting Agreement, dated June 13, 2018, by and among by Max L. Fuller, Janice Fuller, Fuller Family Enterprises, LLC, William E. Fuller, Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller, Max Fuller Family Limited Partnership, Lisa M. Pate, Anna Marie Quinn 2012 Irrevocable Trust FBO Lisa M. Pate, Quinn Family Partners, L.P. (incorporated by reference to Exhibit 99.11 of the Schedule 13D filed with the Securities and Exchange Commission on July 26, 2018)

Exhibit 99.12
Stockholders’ Agreement, dated June 13, 2018, by and among the Issuer, Lisa M. Pate, Anna Marie Quinn 2012 Irrevocable Trust FBO Lisa M. Pate, Quinn Family Partners, L.P., Patrick Quinn Non-GST Marital Trust, Patrick Quinn GST Marital Trust, Patrick Quinn GST Tennessee Gap Trust, Patrick Brian Quinn, Anna Marie Quinn 2012 Irrevocable Trust FBO Patrick Brian Quinn, Anna Marie Quinn 2012 Irrevocable Trust FBO Renee A. Daly, Max L. Fuller, Fuller Family Enterprises, LLC, William E. Fuller, Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller, Max Fuller Family Limited Partnership, Max L. Fuller 2008 Irrevocable Trust FBO Stephen C. Fuller, and Max L. Fuller 2008 Irrevocable Trust FBO Christopher M. Fuller (incorporated by reference to Exhibit 99.12 of the Schedule 13D filed with the Securities and Exchange Commission on July 26, 2018)

Exhibit 99.13
Registration Rights Agreement, dated June 13, 2018, by and among the Issuer, Lisa M. Pate, Anna Marie Quinn 2012 Irrevocable Trust FBO Lisa M. Pate, Quinn Family Partners, L.P., Patrick Quinn Non-GST Marital Trust, Patrick Quinn GST Marital Trust, Patrick Quinn GST Tennessee Gap Trust, Patrick Brian Quinn, Anna Marie Quinn 2012 Irrevocable Trust FBO Patrick Brian Quinn, Anna Marie Quinn 2012 Irrevocable Trust FBO Renee A. Daly, Max L. Fuller, Fuller Family Enterprises, LLC, William E. Fuller, Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller, Max Fuller Family Limited Partnership, Max L. Fuller 2008 Irrevocable Trust FBO Stephen C. Fuller, and Max L. Fuller 2008 Irrevocable Trust FBO Christopher M. Fuller (incorporated by reference to Exhibit 99.13 of the Schedule 13D filed with the Securities and Exchange Commission on July 26, 2018)

Exhibit 99.14
Amendment to Stockholders’ Agreement, dated May 24, 2019, by and among the Issuer, Lisa M. Pate, Anna Marie Quinn 2012 Irrevocable Trust FBO Lisa M. Pate, Quinn Family Partners, L.P., Patrick Quinn Non-GST Marital Trust, Patrick Quinn GST Marital Trust, Patrick Quinn GST Tennessee Gap Trust, Patrick Brian Quinn, Anna Marie Quinn 2012 Irrevocable Trust FBO Patrick Brian Quinn, Anna Marie Quinn 2012 Irrevocable Trust FBO Renee A. Daly, Renee A. Daly, Max L. Fuller, Fuller Family Enterprises, LLC, William E. Fuller, Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller, Max Fuller Family Limited Partnership, Max L. Fuller 2008 Irrevocable Trust FBO Stephen C. Fuller, and Max L. Fuller 2008 Irrevocable Trust FBO Christopher M. Fuller (incorporated by reference to Exhibit 99.15 of the Schedule 13D/A filed with the Securities and Exchange Commission on May 31, 2019)

Exhibit 99.15
Loan Agreement, dated September 17, 2019, by and among Fuller Family Enterprises, LLC, FSBSPE 1, LLC, FSBSPE 2, LLC, FSBSPE 3, LLC, Max Fuller, Janice Fuller, and SMARTBANK, a Tennessee banking corporation (incorporated by reference to Exhibit 99.15 of the Schedule 13D/A filed with the Securities and Exchange Commission on September 19, 2019)

Exhibit 99.16	Power of Attorney of FSBSPE 1, LLC (incorporated by reference to Exhibit 99.16 of the Schedule 13D/A filed with the Securities and Exchange Commission on September 19, 2019)

Exhibit 99.17	Power of Attorney of FSBSPE 2, LLC (incorporated by reference to Exhibit 99.17 of the Schedule 13D/A filed with the Securities and Exchange Commission on September 19, 2019)

Exhibit 99.18	Power of Attorney of FSBSPE 3, LLC (incorporated by reference to Exhibit 99.18 of the Schedule 13D/A filed with the Securities and Exchange Commission on September 19, 2019)

Exhibit 99.19
Agreement and Plan of Merger, dated as of March 20, 2023, by and among U.S. Xpress Enterprises, Inc., Knight-Swift Transportation Holdings Inc. and Liberty Merger Sub Inc.† (incorporated by reference to Exhibit 99.19 of the Schedule 13D/A filed with the Securities and Exchange Commission on March 23, 2023)

Exhibit 99.20
Rollover Agreement, dated as of March 20, 2023, by and among Knight-Swift Transportation Holdings Inc., Liberty Holdings Topco LLC, Max L. Fuller, FSBSPE 1, LLC, FSBSPE 2, LLC, FSBSPE 3, LLC, Fuller Family Enterprises, LLC, William E. Fuller, Max L. Fuller, Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller and Max Fuller Family Limited Partnership (incorporated by reference to Exhibit 99.20 of the Schedule 13D/A filed with the Securities and Exchange Commission on March 23, 2023)

Exhibit 99.21
Irrevocable Proxy and Agreement, dated as of March 20, 2023, by and among U.S. Xpress Enterprises, Inc., the members of the Special Committee, Max L. Fuller, FSBSPE 1, LLC, FSBSPE 2, LLC, FSBSPE 3, LLC, Fuller Family Enterprises, LLC, William E. Fuller, Max L. Fuller, Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller and Max Fuller Family Limited Partnership (incorporated by reference to Exhibit 99.21 of the Schedule 13D/A filed with the Securities and Exchange Commission on March 23, 2023)

Exhibit 99.22
Second Amendment to Stockholders’ Agreement, dated as of March 20, 2023, by and among U.S. Xpress Enterprises, Inc., Max L. Fuller, Fuller Family Enterprises, LLC, FSBSPE 1, LLC, FSBSPE 2, LLC, FSBSPE 3, LLC, William E. Fuller, Irrevocable Trust FBO William E. Fuller, Max Fuller Family Limited Partnership, Irrevocable Trust FBO Stephen C. Fuller and Irrevocable Trust FBO Christopher M. Fuller (incorporated by reference to Exhibit 99.22 of the Schedule 13D/A filed with the Securities and Exchange Commission on March 23, 2023)

† Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K.  The Reporting Persons hereby undertakes to furnish supplementally copies of any of the omitted schedules upon request by the SEC.

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth herein is true, complete, and correct, and that this statement is filed on behalf of the undersigned and the other signatories hereto.

MAX L. FULLER, individually

/s/ Max L. Fuller, by Heidi Hornung-Scherr, attorney-in-fact, pursuant to a Power of Attorney previously filed

JANICE FULLER, individually

/s/ Janice Fuller, by Heidi Hornung-Scherr, attorney-in-fact, pursuant to a Power of Attorney previously filed

FULLER FAMILY ENTERPRISES, LLC, by Max L. Fuller, as member

/s/ Max L. Fuller, by Heidi Hornung-Scherr, attorney-in-fact, pursuant to a Power of Attorney previously filed

FSBSPE 1, LLC, by Max L. Fuller, as manager

/s/ Max L. Fuller, by Heidi Hornung-Scherr, attorney-in-fact, pursuant to a Power of Attorney previously filed

FSBSPE 2, LLC, by Max L. Fuller, as manager

/s/ Max L. Fuller, by Heidi Hornung-Scherr, attorney-in-fact, pursuant to a Power of Attorney previously filed

FSBSPE 3, LLC, by Max L. Fuller, as manager

/s/ Max L. Fuller, by Heidi Hornung-Scherr, attorney-in-fact, pursuant to a Power of Attorney previously filed

WILLIAM ERIC FULLER, individually

/s/ William Eric Fuller, by Heidi Hornung-Scherr, attorney-in-fact, pursuant to a Power of Attorney previously filed

MAX L. FULLER 2008 IRREVOCABLE TRUST FBO WILLIAM E. FULLER, by William Eric Fuller, as trustee

/s/ William Eric Fuller, by Heidi Hornung-Scherr, attorney-in-fact, pursuant to a Power of Attorney previously filed

MAX FULLER FAMILY LIMITED PARTNERSHIP, by William Eric Fuller, as managing general partner

/s/ William Eric Fuller, by Heidi Hornung-Scherr, attorney-in-fact, pursuant to a Power of Attorney previously filed

LISA M. PATE, individually

/s/ Lisa M. Pate, by Heidi Hornung-Scherr, attorney-in-fact, pursuant to a Power of Attorney previously filed

ANNA MARIE QUINN 2012 IRREVOCABLE TRUST FBO LISA M. PATE, by Lisa M. Pate, as trustee

/s/ Lisa M. Pate, by Heidi Hornung-Scherr, attorney-in-fact, pursuant to a Power of Attorney previously filed

QUINN FAMILY PARTNERS, L.P., by Lisa M. Pate, as managing general partner

/s/ Lisa M. Pate, by Heidi Hornung-Scherr, attorney-in-fact, pursuant to a Power of Attorney previously filed

Dated: March 24, 2023